NEWS RELEASE

Canarc Resource Drill Program Intersects Gold at Tay–LP Property, Yukon

Vancouver, Canada – November 12, 2009 - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that its recent drill program on the Tay-LP gold property located within the Tintina gold belt of the Yukon Territory intersected gold mineralization in all ten drill holes.

Drilling highlights include 1.48 grams per tonne (gpt) gold over 9.2 meters (m) true width (0.043 oz per ton over 30.2 feet) contained within a broader mineralized zone grading 0.73 gpt gold over 28.2 m in hole TLP09-4; and 9.14 gpt gold over 1.0 m (0.27 oz per ton over 3.3 feet) contained within a broader mineralized zone grading 0.71 gpt gold over 29.2 m in hole TLP09-1.

The 2009 drill program successfully extended the gold mineralization along strike and/or down dip from three areas with previous drill intercepts on the property (Sections 4, 11 and 28).  Some of the historic drilling highlights include 3.6 gpt gold over 24.3 m in hole 91-24, 1.3 gpt gold over 31.8 m in hole 02-17 and 4.0 gpt gold over 10.5 m in hole 04-02.

Assay results for the ten drill holes are shown in the table below.  Maps and sections can be viewed on our website: http://www.canarc.net.

Please click here:  http://www.canarc.net/news/index.php?content_id=256 to view a video summary.

Hole Number	From (m)	To (m)	Length (m)	Gold (gpt)
TLP-09-01	91.2	120.4	29.2	0.71
incl.	93.0	94.0	1.0	9.14
and	109.0	119.0	10.0	0.81
incl.	115.1	119.0	3.9	1.69
TLP-09-02	90.7	98.0	7.3	0.99
incl.	92.1	93.0	0.9	4.84
TLP-09-03	158.4	171.0	12.6	0.81
incl.	158.4	159.4	1.0	4.12
and	174.7	185.7	11.0	0.63
TLP-09-04	148.0	176.2	28.2	0.73
incl.	167.0	176.2	9.2	1.48
TLP-09-05	32.0	52.0	20.0	0.50
incl.	44.0	46.0	2.0	2.13
and	86.9	95.9	9.0	1.15
TLP-09-06	84.7	101.0	16.3	0.90
incl.	86.8	88.15	1.35	4.05
TLP-09-07	101.4	113.3	11.9	0.45
incl.	101.4	102.0	0.6	2.09
TLP-09-08	122.85	124.9	2.05	2.30
incl.	123.8	124.9	1.1	3.80
TLP-09-09	91.65	94.1	2.45	2.03
incl.	91.65	93.0	1.35	3.50
TLP-09-10	105.15	110.0	4.85	3.14
incl.	105.15	107.15	2.00	6.51
and	123.0	147.0	24.0	0.52
incl.	132.55	133.0	0.45	5.24

True widths are greater than 90% of core lengths, except for holes 7 and 8, where they are approximately 75%.

James Moors, Vice President of Exploration for Canarc commented,

“The 2009 drilling program consistently intersected and extended known gold mineralization by 50-100 m along strike and down dip from the three gold zones previously defined within a 3 km MaxMin geophysical anomaly that trends parallel to a large intrusion.  In general, our drilling hit broader zones of lower grade gold mineralization compared to the previous drilling.  Higher grades appear to be associated with higher temperature quartz-pyrrhotite gold mineralization.

These 2009 drill holes are still 1000 m east of the intrusive contact and have yet to test the full length of the MaxMin anomaly. Combine these factors with the existence of two other intrusive bodies, and numerous other untouched geophysical and geochemical anomalies and it is safe to say we have many attractive targets that we are looking forward to testing with the next exploration program.”

The Tay–LP property consists of 413 claims covering a 20 km-long by 4 km-wide belt of gold prospects (approximately 80 sq. km or 8,000 hectares) that were first discovered by prospecting in 1984. Tay-LP enjoys good road access from both Ross River and Whitehorse via the South Canol Road and a four-wheel drive access road to the old camp on Seagull Creek.

Several million dollars are estimated to have been spent on exploration since 1984 by Cominco (1984-87), Pacific Comox (1988-99), Newmont (2000-01) and Ross River (2002-04). As a result, Canarc has inherited a large exploration database, including 1382 km of airborne geophysical surveys, 3 geochemical soil grids, 2 ground geophysical grids, 12 reverse circulation drill holes, and 53 diamond drill holes.

Gold mineralization at Tay-LP shares some geological similarities with other recent gold discoveries within the Tintina Gold Belt, such as the Rau property of Atac Resources (ATC: TSX-V) and the Ketza River gold deposit of Yukon-Nevada Gold (YNG: TSX), which is located only 18 km east of Tay-LP. Gold at Tay-LP is associated with sulphide minerals (mainly pyrrhotite) in quartz breccias (containing elevated bismuth and tellurium) replacing favourable structures and strata within Cambro-Ordovician calcareous phyllites and marbles proximal to Cretaceous quartz monzonite stocks and sills.

Canarc has an option to acquire up to a 100% interest in Tay-LP from Ross River Minerals Inc. over a three year period, subject to a third party 3% NSR royalty. Pursuant to the NSR royalty agreements, Canarc must pay CA$25,000 per year in cash or stock as annual advance payments. The TSX has approved the issuance of 160,250 shares to settle the 2009 advance royalty payment.

James Moors, B.Sc., P.Geo, is the Qualified Person who supervised the 2009 drilling program on the Tay-LP property.  He instituted a Quality Control sampling program of blanks, standards and duplicates to ensure the integrity of all assay results.  All drill core was split by Canarc personnel at the Tay-LP camp, secured in tagged bags, and then trucked to the prep lab of  ALS Global in Terrace, British Columbia.  The core samples were dried, crushed, and split. A 30-gram subsample was shipped to the ALS Global lab in North Vancouver for analysis.  Gold content was determined by fire assay with an atomic absorption finish (FA-AA), and samples containing greater than 0.5 gpt Au were subjected to a second gravimetric finish. Other trace elements were analyzed by atomic absorption.  ALS Global also uses its own standards for quality control checks.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage and on acquiring attractive new gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.